                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        -------------------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 3)

                     Scudder Spain and Portugal Fund, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   811198100
 ------------------------------------------------------------------------------
                                 (CUSIP Number)



                              Gregory L. Melville
                           Bankgesellschaft Berlin AG

                                Alexanderplatz 2
                                 D-10178 Berlin

                                    Germany
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               September 18, 1998
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


                               Page 1 of 4 Pages

                                 SCHEDULE 13D

CUSIP NO. 811198100       PAGE 2 OF 4 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S ID NO. OF ABOVE PERSON

 Bankgesellschaft Berlin AG
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                       520,950
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                           0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                  520,950
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                      0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                              520,950
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                            [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 8.0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                           BK
-------------------------------------------------------------------------------

         This Amendment No. 3 amends and supplements Item 5 of the Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Scudder Spain and Portugal Fund, Inc. (the "Fund").

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's Schedule 13E-4 filed with the Securities and Exchange Commission on September 2, 1998 states that there are 6,511,154 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Bank is the beneficial owner of 520,950 shares of Common Stock, which constitute approximately 8.0% of the outstanding shares of Common Stock.

                  (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

                  (c) During the last sixty days, the Bank has effected the following sales in the shares of Common Stock. The sales were made on the New York Stock Exchange.

        Date           Number of Shares Sold       Price Per Share
        ----           ---------------------       ---------------

September 18, 1998            135,000               $15.4375
September 24, 1998              6,900                13.00


         In addition, and as previously reported in Amendment No. 2 to the
Schedule 13D of the Bank filed with the Securities and Exchange Commission on September 15, 1998, during the last sixty days the Bank effected the following purchases in the shares of Common Stock. The purchases were made on the New York Stock Exchange.

        Date           Number of Shares Sold       Price Per Share
        ----           ---------------------       ---------------

August 25, 1998                20,000                   $17.4375
September 2, 1998              15,500                    16.0565

                  (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

                  (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.


                               Page 3 of 4 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 1998

                                             BANKGESELLSCHAFT BERLIN AG

                                             By:   /s/  Gregory L. Melville
                                                 ------------------------------
                                                 Name: Gregory L. Melville
                                                 Title:    Assistant Director

                                             By:    /s/  Moritz A. Sell
                                                 ------------------------------
                                                 Name: Moritz A. Sell
                                                 Title:   Market Strategist


                               Page 4 of 4 Pages